Hamilton & Associates Law  Group,  P.A.

A Professional Association
Attorneys and Counselors at Law
101 Plaza Real South, Suite 201 S	Telephone: 561-416-8956 Facsimile: 561-416-2855
Boca Raton, Florida 33432	Email: lawrocks@aol.com Firm Website: www.hldpa.com

December 28, 2010
Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

RE:  CoroWare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed May 12, 2010
SEC File No. 000-33231

Dear Mr. Kriorian,

This law firm represents CoroWare, Inc. (“CoroWare”) This correspondence pertains to your comments dated December 1, 2010.

This confirms that CoroWare will be filing an amendment to its 10K for the year ended December 31, 2009. In this regard, the first paragraph on page 14 of the Form 10K under the heading Item 9A-(T). Controls and Procedures will be deleted and replaced with the following:

ITEM 9A-(T).  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures:

As of December 31, 2009, Lloyd Spencer, our principal executive officer and principal financial officer evaluated the effectiveness of the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). This evaluation of the disclosure controls and procedures included controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Act is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Based on this evaluation, Lloyd Spencer in his capacity as our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2009. Mr. Spencer based his determination upon the untimely filing of our 10Q reports for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 as well as our untimely filing of our 10-K for the year ending December 31, 2009.

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Stephen Krikorian
CoroWare, Inc.
December 28, 2010

I have attached a written statement of the Company acknowledging that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have further questions.

Thank you

Brenda Lee Hamilton for the Firm cc: client

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